

03051761

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

UF 8-29-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William J. Conway & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

721 Olive Street, Suite 1401
(No. and Street)

St. Louis (City) Missouri (State) 63101 (Zip Code)



RECD S.E.C.
AUG 27 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Conway (314) 241-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lind David Edward
(Name – *if individual, state last, first, middle name*)

60 Flamingo Drive (Address) St. Louis (City) Missouri (State) 63123 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Conway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William J. Conway & Co., Inc., as of June 30, 2003, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

President

Title

Notary Public

DEBORAH A. BUBLIS, NOTARY PUBLIC
JEFFERSON COUNTY STATE OF MISSOURI
MY COMMISSION EXPIRES 4/15/2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/a ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID E. LIND
CERTIFIED PUBLIC ACCOUNTANT
60 FLAMINGO DRIVE
ST. LOUIS, MO. 63123
(314) 843-4195
FAX (314) 843-4195

July 23, 2003

William J. Conway & Co., Inc.
721 Olive Street, Suite 1401
St. Louis, Missouri 63101

I have audited the accompanying balance sheet of William J. Conway & Co., Inc. as of June 30, 2003, and the related statements of income, retained earnings, and cash flows for the year then ended, and the accompanying schedules comprising Focus Report, Form X-17A-5 Part II, of the Securities and Exchange Commission. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of William J. Conway & Co., Inc. as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



DAVID E. LIND
CERTIFIED PUBLIC ACCOUNTANT
60 FLAMINGO DRIVE
ST. LOUIS, MO. 63123
(314) 843-4195
FAX (314) 843-4195

July 23, 2003

SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL

Board of Directors
William J. Conway & Co., Inc.
St. Louis, Missouri

I have examined the financial statements of William J. Conway & Co., Inc. for the period ended June 30, 2003 and have issued my report thereon dated July 23, 2003. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by William J. Conway & Co., Inc. that I considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3, (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-3, and (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of William J. Conway & Co., Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the Commission's objectives.

The Company was in compliance with the exemptive provisions of rule 15c3-3 and no facts came to my attention indicating that such conditions had not been complied with during the year ended June 30, 2003.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.



WILLIAM J. CONWAY & CO., INC.

REPORT ON EXAMINATION OF FINANCIAL CONDITION

JUNE 30, 2003

DAVID E. LIND
CERTIFIED PUBLIC ACCOUNTANT

DAVID E. LIND
CERTIFIED PUBLIC ACCOUNTANT
60 FLAMINGO DRIVE
ST. LOUIS, MO. 63123
(314) 843-4195
FAX (314) 843-4195

July 23, 2003

William J Conway & Co., Inc.
721 Olive Street, Suite 1401
St. Louis, Missouri 63101

I have audited the accompanying balance sheet of William J. Conway & Co., Inc. as of June 30, 2003. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of William J. Conway & Co., Inc. as of June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.



WILLIAM J. CONWAY & CO., INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

ASSETS

Cash		$ 85 810
Cash segregated in compliance with regulations		135,228
Receivable from clearing organization		18,987
Investments, at market value (Note 2)		103,987
Office equipment (net of accumulated depreciation of $14,079)		3,736
Deposit with clearing organization		5,000
TOTAL ASSETS		$ 352,748

LIABILITIES

Accounts payable and accrued expenses		$ 63,274

STOCKHOLDERS' EQUITY

Common stock, no par value: Authorized, 1,000 shares Issued, 400 shares	$ 40,000	
Retained earnings	249,474	289,474
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 352,748

The accompanying notes are an integral part of this financial statement.

WILLIAM J. CONWAY & CO., INC.

NOTES TO FINANCIAL STATEMENT

JUNE 30, 2003

1. The Company provides investment services and records transactions (and related revenue and expense) on a settlement date basis, generally the third business day following the transaction date.

   In the event customers or other counterparties such as broker-dealers or clearing organizations fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments in order to fulfill its obligations at prices which may differ from amounts recorded on the balance sheet.

2. Investments consist of temporary cash investments in interest bearing money market funds of $63,973 and marketable securities of $40,014.

3. The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2003, the Company had net capital of $278,416, which was $178,416 in excess of its required net capital of $100,000. The Company's net capital ratio was .23 to 1.